Mail Stop 4561

								July 13, 2005

Mr. Sundaresan Raja
Airbee Wireless, Inc.
President and Chief Executive Officer
9400 Key West Avenue
Rockville, MD 20850-3322

RE:	Airbee Wireless, Inc.
	Form 10-KSB/A-2 for the fiscal year ended December 31, 2005
	Filed June 16, 2005
	File No. 0-50918

	Form 10-QSB/A for the fiscal year ended December 31, 2005
	Filed June 13, 2005
	File No. 0-50918

	Form 8-K/A
	Filed June 29, 2005
	File No. 0-50918

Dear Mr. Raja:

	We have reviewed your filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Registration Facing Page
1. Please advise why you have revised the number of shares outstanding.

Business

Competition, page 9
2. We note your response to prior comment 10 of our letter dated
May
16, 2005. To more clearly present Airbee`s competitive position in its industry, please revise your disclosure to discuss at December 31, 2005 your competition with WiFi and Bluetooth products. See Item
101(b)(4) of Regulation S-B. Although we understand that Zigbee technology has divergent technological specifications from that of Bluetooth and WiFi, it remains unclear why Zigbee technology will not compete for the same product users and applications as Bluetooth and
WiFi. Regardless of the technology divergence of the technological specifications, Zigbee technology, Bluetooth and WiFi all appear to serve the same or similar purposes: they allow for wireless voice, data and video communications over short distances. In light of fact that the technologies serve the same or similar purposes, your disclosure should clearly explain Airbees competitive position in the short range communications industry with respect to Bluetooth and WiFi. Alternatively, disclose why Airbee believes that Bluetooth and
WiFi products are not in the same industry.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Plan of Operations, page 14
3. We note your revisions in response to comment 14 of our letter dated May 16, 2005. Please revise your disclosure to clearly label the discussion of the transactions with Cornell Capital Partners and
Montgomery Equity Partners as subsequent events, as these agreements were not entered into as of December 31, 2004.

Liquidity and Capital Resources, page 16
4. We note your revisions in response to comment 15 of our letter dated May 16, 2005. We further note that your SEC reporting obligations would be approximately $15,000 per month and that your total non SEC expenditures would be about $115,000 per month. In light of the disclosed costs please advise why you continue to believe that your SEC reporting obligations are not material.
5. We reissue comment 16 of our letter dated May 16, 2005. It still does not appear as if you revised your plan of operation to explain each present and proposed activity and the precise activities to be engaged in, each material event or step required in the start-up of your operations until revenues are generated and the conditions or contingencies to the achievement of those events. We note very little forward-looking information on future costs for Airbee`s development. Consider for example disaggregating the $131,000 per month in expenditures to describe estimated costs associated with each aspect of your business.

Financial Statements

Notes to Consolidated Financial Statements

Note 7 - Intellectual Property, page 40

6. We refer you to prior comment 22 of our letter dated May 16,
2005.
We note in your response letter dated June 15, 2004 that you believe
amortization can not begin before the software is delivered and
revenue is recognized.   Tell us how you considered the guidance
in
paragraph 43 of SFAS 86 that indicates amortization should be based on estimated future revenues. Furthermore, we note that the IEEE
802.15 global standard was finalized in October 2003 and the ZigBee global standard was finalized in December 2004. In this regard, tell us how you considered the guidance in paragraph 43 of SFAS 86 that indicates amortization should begin when the product is available for general release to the public.

Note 11 - Stockholder`s Deficit

Stock Options and Warrants, page 43
7. We refer you to comment 24 of our letter dated May 16, 2005. Please provide us with an analysis that shows how you calculated the amount of unearned compensation from stock options. Indicate the method and the service period used to amortize the unearned compensation. If the service period does not agree to the vesting period, please explain why. Provide your revised schedule of common stock issued and stock options granted in chronological order as follows: a) the issuance date or grant date, b) the common stock holder or stock option holder, c) the number of shares of common stock and/or stock options granted, d) the price per share paid or exercise price, e) the fair value of the common stock on the issuance date or grant date, and f) the amount of deferred compensation expense recognized for each share of common stock, stock options and warrants.

Form 10-QSB/A

Management`s Discussion and Analysis or Plan of Operations, page
23
8. As required by Regulation S-B, Item 303(b)(2), in your
Management
Discussion and Analysis section provide discussion of the results of operations for the entire interim three-month period from January 1,
2005 through March 31 and for the comparable period in the preceding year. For example, fully discuss material changes in your consolidated statement of operations in your Results of Operations, notably quantify changes in your operating expenses and other expenses.

Item 3.  Controls and Procedures, page 25
9. It appears that your amended Form 10-QSB continues to assert that
Airbee`s chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures were effective for the period ended March 31, 2005. In this regard, please tell us what consideration was given to Airbee`s apparent failure to file timely current reports and its recent financial restatements in asserting and concluding that Airbee`s disclosure controls and procedures were effective. To the extent your chief executive officer and chief financial officer considered these factors, please advise why they continue to believe that Airbee`s disclosure controls and procedures were effective at March 31, 2005, despite the existence of the above referenced factors.  If your chief
executive officer and chief financial officer did not consider the above referenced factors in asserting their conclusion, tell us why they were able to determine that the disclosure controls and procedures were effective without their consideration. See Items 307 and Item 308(c) of Regulation S-B. Please provide the same analysis for the fiscal year ended December 31, 2004.

Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at (202) 551-3479, or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Jeffrey Werbitt at (202) 551-3456 with any other questions.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Brian A. Pearlman
	Adorno & Yoss
      350 East Las Olas Boulevard
      Suite 1700
      Fort Lauderdale, Florida 33301

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Mr. Sundaresan Raja
Airbee Wireless, Inc.
Form 10-KSB/A-2
Page 1